Alice L. Connaughton

Tel 703.749.1396

Fax 212.801-6400

connaughtona@gtlaw.com

January 31, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Attention: Michael McTiernan

Mail Stop 3010

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Hines Global REIT, Inc.

Amendment No. 2 to the Registration Statement on Form S-11

Filed January 31, 2013

File No. 333-182340

Dear Mr. McTiernan:

On behalf of Hines Global REIT, Inc., a Maryland corporation (the “Company”) and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the United States Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above referenced Registration Statement on Form S-11 (the “Registration Statement”).

This letter provides responses to the comment letter from the staff of the Commission (the “Staff”) dated January 2, 2013 (the “Comment Letter”), with responses keyed to the numbered comments in the Comment Letter. For the Staff’s convenience, the Company is supplementally providing the Staff with two (2) copies of Amendment No. 2, which have been marked to indicate the revisions made to Amendment No. 1 to the Registration Statement filed on December 21, 2012, together with corresponding copies of this response letter as filed with the Commission via EDGAR.

United States Securities and Exchange Commission

January 31, 2013

General

1.	We note your response to comment one. We will review the revised disclosure upon the filing of the pricing amendment.

Response to Comment 1

The Company acknowledges that the Staff will review the revised disclosure in Amendment No. 2, which discloses the offering price of the Company’s shares of common stock and includes the disclosure required by Item 505 of Regulation S-K.

2.	We note your response to comment two. Please tell us why you believe the revised disclosure completely satisfies the requirements of Item 506 of Regulation S-K.

Response to Comment 2

Pursuant to conversations with the Staff, the Company has revised the disclosure regarding dilution and net tangible book value on page 17 of the marked copy of Amendment No. 2 in order to satisfy the requirements of Item 506 of Regulation S-K.

If you should have any questions about this letter or require any further information, please call me at (703) 749-1396.

Sincerely,

/s/ Alice L. Connaughton
Alice L. Connaughton, Esq.

cc:	Judith D. Fryer, Esq.

Hines Global REIT, Inc.

Enclosures

GREENBERG TRAURIG, LLP